UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

360 FUNDS NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Fairway, Kansas on the January 30, 2018.

360 FUNDS With Respect to the

RVX Emerging Markets Equity Fund

Signature Page to Follow

Signatures

By:

/s/ Randall K. Linscott
Randall K. Linscott
President and Principal Executive Officer

Attest:

/s/ Justin Thompson
Print Name: Justin Thompson
Title: Treasurer